UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

DTRT Health Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

23344T 103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23344T 103	Schedule 13G

1	NAME OF REPORTING PERSON DTRT Health Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,750,000 (1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,750,000 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (4)
12	TYPE OF REPORTING PERSON OO

(1)

The securities are held directly by DTRT Health Sponsor LLC (the “Sponsor”). Mark Heaney is the sole manager of DTRT Health Sponsor Manager LLC, the manager of the Sponsor, and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Mr. Heaney may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Mr. Heaney disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)

The Sponsor owns 5,750,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of DTRT Health Acquisition Corp. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer, as described under the heading “Description of Securities—Common Stock—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-258742) (the “Registration Statement”).

(3)

Excludes 11,200,000 shares of Class A Common Stock issuable upon the exercise of 11,200,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the initial public offering and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Private Placement Warrants” in the Registration Statement.

(4)

Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 15, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2021.

CUSIP No. 23344T 103	Schedule 13G

1	NAME OF REPORTING PERSON Mark Heaney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,750,000 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,750,000 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,750,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20% (3)
12	TYPE OF REPORTING PERSON IN

(1)

The securities are held directly by the Sponsor. Mark Heaney is the sole manager of DTRT Health Sponsor Manager LLC, the manager of the Sponsor, and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Mr. Heaney may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Mr. Heaney disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)

Excludes 11,200,000 shares of Class A Common Stock issuable upon the exercise of 11,200,000 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months from the closing of the initial public offering and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Private Placement Warrants” in the Registration Statement.

(3)

Based on 23,000,000 shares of Class A Common Stock and 5,750,000 shares of Class B Common Stock outstanding as of November 15, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 15, 2021.

Item 1(a).	Name of Issuer:

DTRT Health Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	DTRT Health Sponsor LLC

2.	Mark Heaney

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1415 West 22nd Street, Tower Floor

Oak Brook, IL 60523

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

23344T 103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

DTRT Health Sponsor LLC

By: DTRT Health Sponsor Manager LLC, its Manager

By:	/s/ Mark Heaney
Name:	Mark Heaney
Title:	Manager

/s/ Mark Heaney
Mark Heaney